

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
February 11, 2009

DIVISION OF
INVESTMENT MANAGEMENT

Sarah Cogan, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017

      Re: Western Asset Municipal Term Trust Inc. (the "Fund")
      File Numbers: 333-156784 and 811-22265

Dear Ms. Cogan:

We have reviewed the Fund's registration statement filed on January 16, 2009 under the Securities Act of 1933 (the "1933 Act") and the Investment Company Act of 1940 (the "1940 Act"). The captions we use below correspond to the captions the Fund uses in its registration statement. You should consider a comment made with respect to one section, however, to apply to similar disclosure elsewhere in the registration statement. We have the following comments.

General

1.   We note that material portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Cover Page

2.   In the section captioned *Investment Objective*, please include disclosure to the effect that, unlike some other term trusts, the Fund will **not** be managed to return a specific amount per share upon its liquidation.

3.   Note (2) to the pricing table states "Legg Mason Partners Fund Advisor, LLC ("LMPFA" or the "Manager") (and not the Fund) has agreed to pay from its own assets a structuring fee to [ ]. LMPFA may pay certain qualifying underwriters a structuring fee, additional compensation, or a sales incentive fee in connection with the offering. See Underwriting. The total amount of this additional compensation

will not exceed 9.0% of the total price to the public of the common shares sold in this offering." Please inform the staff whether FINRA has approved the terms of the underwriting arrangement, and whether it has taken a position as to whether the 9% limit is applied on a per share basis or on a total basis. For example, can some shares be sold at 10% aggregate compensation while an equivalent amount of shares is sold with an aggregate of 8% compensation? Please include the aggregate dollar amount of the contracts.

4.   In addition, it appears that the additional compensation is limited to 9% of the total price to the public of the common shares. Is this payment amount in addition to any sales load? Please confirm that any such payments for structuring fees, additional compensation, or sales incentives will not extend beyond the Fund's initial offering period. Please disclose in the prospectus the services provided under these contracts and how they will differ from those services provided by LMPFA. Please revise the disclosure in accordance with these comments and file the contracts as exhibits to the Fund's registration statement.

5.   Footnote (3) to the pricing table states that the Manager will pay all of the Fund's organizational cost and offering costs (other than the sales load) that "exceed $[ ] per share." Please include in the footnote an estimate of the offering costs and organizational costs expected to be paid by the Manager, both in dollars and per share amounts.

Prospectus Summary

6.   The fifth paragraph on page 1 states the Fund's term trust structure allows investors to take advantage of the "current distressed markets" by purchasing a managed portfolio of municipal bonds at discounted values. There is general disclosure with respect to "current economic conditions" on pages 7 and 22 of the prospectus. However, we believe there should be more specific municipal bond market disclosure focused on the unusual market events and liquidity issues commencing in October 2008, as these unique events appear to be the catalyst for creation of the Fund.

7.   Please disclose the fundamental policy adopted by the Fund pursuant to Rule 35d-1(a)(4) under the 1940 Act.

8.   Please advise the staff whether the registrant conducts any independent evaluation of the tax exempt status of the securities

it holds, or forms any opinions on the securities tax-exempt status. Are the legal opinions of counsel to the issuers of the securities filed or otherwise publicly available at the time the securities are issued? Is there any duty of issuer's counsel to update the opinions? How old may the opinions be? Do the opinions include the AMT? Include in the 80% test a statement as to whether the obligations may be a preference item for the AMT. Explain whether the Fund makes investment decisions exclusively on the opinion of counsel to the issuer at the time of issuance and how the Fund addresses the risks of subsequent change. Revise the disclosure as needed.

9. In consideration of the Fund's termination date, disclose whether the Fund is suitable for long-term or short-term investors.

10. In the second full paragraph on page 2, the Fund discloses that certain short sales may interfere with achievement of the Fund's investment objective. Please ensure that the fee table includes all expenses of short sales. We note that short sales are not included in the disclosure in the last sentence of the last paragraph on page 13. Absent temporary defensive positions and *de minimus* investments, why should there be unrestricted discretion to engage in activities that do not further the Fund's stated investment objective? Disclose how much of the Fund's assets will be exposed to potential loss through short sales and that the Fund will appropriately cover all short sales in accordance with the principles contained in Investment Company Act Release No. 10666 (April 18, 1979).

11. Disclose the maximum amount of leverage that may be used by the Fund.

12. With respect to the Fund's potential investment in a temporary defensive position, expressly disclose whether such investment may be subject to federal income tax.

13. Please disclose the maximum percentage of Fund assets that may be invested in derivatives.

14. The third paragraph on page 3 states the Fund will be liquidated unless the Board of Directors calls a special meeting of stockholders to consider an appropriate amendment to the Articles of Incorporation. Please state that unless a shareholder vote is held to alter the disclosed termination date, the Fund will be terminated by that date (regardless of any change in state law, or present or future ability of the Board of Directors to amend the Articles of Incorporation).

15. Is listing on the New York Stock Exchange a condition for commencing operations? Please revise the disclosure accordingly.

16. Revise the second full paragraph on page 6 to eliminate the phrase "the possibility that Common Share long term returns will be diminished" and substitute the word "losses" in lieu thereof.

17. Substitute the word "will" for the word "may" in the discussion regarding short sales in the sixth sentence of the third paragraph on page 8.

18. Please revise the disclosure in the first full paragraph on page 9 to create a risk section for a change in rating by an NRSRO (*e.g.*, explaining that such a change often reflects deteriorating fundamentals and other unfavorable changes in the debtor's ability to repay the obligation and that such a change may result in fewer purchasers and lower prices). Disclose how any downgrades will be treated with respect to the Fund's investment limitations.

19. Please remove the reference to "brokerage commissions" in the first full paragraph on page 10, or explain why this is applicable to the Fund. Please ensure that "spreads" are described.

20. Please include the quality criteria in the last paragraph on page 10 for the Fund's temporary defensive positions.

21. The fee table does not specifically describe the calculation of the management fee as a percentage of managed assets. Page 4 states that the Manager will receive an annual fee, payable monthly, in an amount equal to some percentage of the Fund's average daily "Managed Assets". "Managed Assets" is defined as the total assets of the Fund (including assets financed through the creation of tender option bond trusts) minus the sum of accrued liabilities (other than Fund liabilities representing financial leverage). Include a footnote to the fee table explaining how the leverage was calculated and included in the table. On page 18 please provide an example of how the creation of tender options bonds ("TOBS") impacts the advisory fee calculation, including an appropriate cross reference at the fee table. We may have further comments.

22. Include a line item in the fee table for acquired fund fees and expenses, if needed.

Prospectus

23.   Please define the term "significant" in the last sentence of the last paragraph on page 13.

24.   Revise the illiquid security definition in the second paragraph on page 14 to conform to the illiquid definition discussion on page 9.

25.   Please expand the disclosure on page 15 regarding participation certificates to include risks.

26.   Disclose whether custodial receipts present any federal tax issues.

27.   Expand the discussion regarding the loans of portfolio securities on page 16 to discuss whether the Fund's investment advisor or any affiliates thereof will receive any financial benefit from the Fund's securities lending activity. If securities lending will not financially benefit the Fund's investment advisor or any affiliate, so state.

28.   Under the caption "Derivatives" on page 16, the Fund defines the term "Hedging Transactions". The term apparently encompasses more than just transactions designated to hedge a defined risk or portfolio position. Thus, the investments comprising Hedging Transactions should be limited to *bona fide* hedging transactions or the defined term should be revised to one that is more appropriately descriptive.

29.   Substitute the word "losses" for the phrase "diminished returns" in the last sentence of the section captioned "Use of Leverage" on page 18.

30.   The Fund discloses that the use of leverage will result in the advisor receiving a higher advisory fee than if leverage is not used. However, the disclosure does not address the risks to shareholders that are created by the fiduciary conflict of interest inherent in such an arrangement. Please revise the disclosure accordingly.

31.   Please explain to us whether the transactions in TOBS discussed on page 18 will be subject to FASB Statement No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities*. If appropriate, please disclose that the common shareholders pay for the "creation" of TOBS. Also, please represent

that the financial statements, financial highlights, and other materials containing financial information, including but not limited to the prospectus fee table, will properly reflect these transactions and that the fund's independent accountants concur with such accounting treatment.

TOBS may be viewed as secured borrowings used to leverage the Fund. Please make appropriate disclosure of the risks (including the likelihood of greater volatility of net asset value and share price of the common shares), the leverage limits, and the corresponding legal analysis of the issues and limits under Section 18 of the 1940 Act. We suggest including a graphic representation of the methodology for TOBS creation in addition to a more robust discussion as to the creation of TOBS. The Fund should also provide a comparative discussion with respect to leverage by borrowing, by TOBS, by auction preferred shares, and any other leverage format, considering the risks and benefits of each. Is the Fund an issuer with respect to TOBS? Will the TOBS themselves be leveraged?

The Fund must also specifically discuss whether, and to what extent, any TOBS creation may result in recourse against the Fund's assets. Disclose the credit quality of assets that will be used to create TOBS and whether this presents any unusual risk to Fund shareholders.

32.   Please explain the apparent inconsistency between the first and second sentences in the second full paragraph on page 19. Since it is not the Fund's policy to engage in transactions with the objective of seeking profits from short term trading, describe under what unusual circumstances the Fund would engage in active and frequent trading to achieve its principal investment strategies.

33.   Please fully describe and disclose the risks of credit default swaps.

34.   To the extent the Fund will invest in other investment pools and investment companies, add appropriate disclosure (*e.g.*, layering of expenses and whether such investments will be registered).

35.   Disclose that the Fund will not issue preferred shares or debt during its first 12 months of operations.

36.   Disclose the investment company limitations under the 1940 Act in the seventh paragraph on page 33.

37.   Explain why certain Underwriters, consistent with the exercise of their fiduciary duty to the Fund, would sell shares of the Fund short, as discussed on page 39.

Statement of Additional Information

38.   Information required to describe the Fund's fundamental policies should be clearly understandable without the necessity of reading and interpreting the sections of 1940 Act. Therefore, please outline for investors the current parameters of the 1940 Act as presently applied to the Fund's fundamental policies (*e.g.*, borrowing, loans, senior securities, and commodities).

39.   If the Fund intends to invest 25% or more of its assets in certain tax exempt securities as discussed in fundamental policy number 4, it must identify the projects or revenue sources and provide appropriate risk disclosure.

40.   Page 16 of the statement of additional information states that the Fund may invest in securities of other investment companies, subject to the general statutory limitations prescribed by the 1940 Act. Disclose the tax status of acquired fund fees and expenses. If acquired fund fees and expenses are omitted from the fee table, the Fund should state that it will not make such investments during the coming year. See general instruction 10 to Item 3.1 of Form N-2.

Closing

41.   If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective, in reliance on Rule 430A under the 1933 Act, please identify the omitted information to us, preferably before filing the final pre-effective amendment.

42.   Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

43.   Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the 1933 Act. Where no

change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

44.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

*   *   *   *   *   *

Should you have any questions regarding this letter, please contact me at (202) 551-6966.

Sincerely,



Kevin C. Rupert
Accountant